EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Nine Months Ended
	September 30,
	2004	2003
Income before income taxes and minority interest	$392,584	$190,371
Interest expense	300,829	280,377
Portion of rent estimated to represent the interest factor	97,896	91,641

Earnings before income taxes, minority interest and fixed charges	$791,309	$562,389

Interest expense (including capitalized interest)	$301,404	$280,802
Portion of rent estimated to represent the interest factor	97,896	91,641

Fixed charges	$399,300	$372,443

Ratio of earnings to fixed charges	2.0	1.5